Exhibit 99.1

QIWI Appoints Anna Stoklitskaya as Managing Director of QIWI Wallet

MOSCOW, RUSSIA – June 13, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) announced today that Anna Stoklitskaya has been appointed to serve as QIWI Wallet’s Managing Director, effective July 1, 2013.

Ms. Stoklitskaya brings more than 15 years of strategic and production marketing experience to QIWI. Before joining the Company she served as deputy customer service director at Procter & Gamble in Russia. Prior to that appointment Ms. Stoklitskaya was the deputy director for strategic planning and market development for Procter & Gamble in Russia. She also held numerous roles on the market strategy and planning, business development and customer service teams at Procter & Gamble.

“Anna is a great addition to the QIWI team,” said Sergey Solonin, QIWI’s chief executive officer. “Her expertise and in-depth knowledge of strategic and production marketing will be a great asset to the Company. We believe that her past experience at Procter & Gamble will help us implement new principles in product positioning and communications in cooperation with our partners and customers.”

Ms. Stoklitskaya will be replacing Maxim Popov.

“We would like to thank Maxim for his seven years at QIWI and we wish him success in his new endeavors,” concluded Solonin.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Investor Relations

+7.499.709.0192

ir@qiwi.com